UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Jayud Global Logistics Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

G5084H103

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G

CUSIP No. G5084H103

1.	Names of Reporting Persons. Cassini Investment Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,720,000 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,720,000 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,720,000 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.5% (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

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SCHEDULE 13G

CUSIP No. G5084H103

1.	Names of Reporting Persons. Xiaohua Jia
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,720,000 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,720,000 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,720,000 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.5% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

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Item 1(a).	Name of Issuer:

Jayud Global Logistics Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4th Floor, Building 4

Shatoujiao Free Trade Zone

Yantian District, Shenzhen

People’s Republic of China

Item 2(a).	Name of Person Filing:

Cassini Investment Holding Limited

Xiaohua Jia

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The address of the principal business office of each of the reporting persons are No. 7, Gangqiao Road, Xiali Lang Community, Longgang District, Shenzhen, China.

Item 2(c).	Citizenship:

Cassini Investment Holding Limited- British Virgin Islands

Xiaohua Jia - People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”).

Item 2(e).	CUSIP No.:

G5084H103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

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Item 4.	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2023:

	Amount			Sole power	Shared power to vote	Sole power to dispose or to	Shared power to dispose or to
	beneficially		Percent	to vote or direct	or to direct	direct the	direct the
Reporting person	owned		of class[1]	the vote	the vote	disposition of	disposition of
Cassini Investment Holding Limited	1,720,000	[2]	11.5	1,720,000	0	1,720,000	0
Xiaohua Jia	1,720,000	[2]	11.5	1,720,000	0	1,720,000	0

1	The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 14,942,623 issued and outstanding Class A Ordinary Shares of the Issuer as of December 31, 2023, as provided by the Issuer to the Reporting Persons.

2	Represents 1,720,000 Class A Ordinary Shares directly held by Cassini Investment Holding Limited. Xiaohua Jia is the beneficial owner and sole director of Cassini Investment Holding Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2024

Cassini Investment Holding Limited

By:	/s/ Xiaohua Jia
	Name:	Xiaohua Jia
	Title:	Director

Xiaohua Jia

By:	/s/ Xiaohua Jia

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LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement dated February 5, 2024, by and among the Reporting Persons

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